==============================================================================


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C.  20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                         For the Month of August 1999


                               MFC BANCORP LTD.
            (Exact Name of Registrant as specified in its charter)

                6 Rue Charles-Bonnet, 1206 Geneva, Switzerland
                               (41 22) 818 2999
        (Address and telephone number of Registrant's executive office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                    [ X ]  Form 20-F      [   ]  Form 40-F

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                            Yes             No    X
                                -------        -------

(If "Yes" is marked, indicate below the file number assigned to the Registrant
in connection with Rule 12g3-2(b): 82-               ).
                                      ---------------


==============================================================================

                               MFC BANCORP LTD.



                          1999 SECOND QUARTER REPORT
                                TO SHAREHOLDERS


                                JUNE 30, 1999


                          FORWARD-LOOKING STATEMENTS


Statements in this report, to the extent that they are not based on historical events, constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this report and include statements regarding the intent, belief or current expectations of MFC Bancorp Ltd., and its directors and officers, primarily with respect to the future market size and future operating performance of MFC Bancorp Ltd. and its subsidiaries. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors such as general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements.

                               MFC BANCORP LTD.

                          1999 SECOND QUARTER REPORT

President's Letter to Shareholders:

We are pleased to enclose the Company's second quarter results for 1999. Revenues and earnings increased during the quarter, as the Company realized growth in its financial services business. The following table is a summary of selected financial information concerning the Company for the periods indicated:

                               Three Months Ended        Three Months Ended
                                    June 30,                  June 30,
                           --------------------------  ----------------------
                               1999          1998         1999        1998
                           ------------- ------------  ----------  ----------
                           (U.S. Dollars in thousands   (Canadian Dollars in
                            except per share amounts)   thousands except per
                                Information Only           share amounts)

Revenue                     $   17,577   $   14,541    $   25,929  $   21,100
Net income                       4,910        4,739         7,262       6,852
Net income per share:
  Basic                           0.41         0.39          0.60        0.56
  Fully diluted                   0.36         0.35          0.53        0.51

                             June 30,    December 31,   June 30,  December 31,
                               1999          1998         1999        1998
                          ------------  -------------  ---------- ------------
                          (U.S. Dollars in thousands)    (Canadian Dollars in
                                Information Only              thousands)

Cash and cash equivalents   $   26,120   $   25,398    $   38,449  $   38,871
Securities                      58,103       50,309        85,528      76,998
Total assets                   176,138      163,203       259,275     249,782
Debt                            27,073       26,195        39,851      40,091
Shareholders' equity           105,700      100,878       155,592     154,396

The Company is in the financial services business specializing in private and investment banking internationally. The Company's banking business is conducted by its wholly-owned subsidiary, MFC Merchant Bank S.A. (the "Bank"), a licensed full-service Swiss bank based in Geneva Switzerland. The Bank does not engage in commercial or real estate lending.

Private banking focuses on asset management, securities trading services and servicing the Bank's worldwide base of clients, including corporations, small to mid-sized institutions and high net-worth individuals. Investment banking services include providing finance and advisory services to clients with respect to corporate finance transactions and underwriting issuances of securities. The Company's personalized approach to client development for both its private and investment banking activities has continued to increase its client base. The Company will continue to focus on providing its clients with creative solutions through both its existing operations and strategic acquisitions and alliances.

The Bank requires substantially less regulatory capital than traditional North American banks as the majority of its customer deposits are placed in the European fiduciary market. Such placements are off-balance sheet items which allow the Bank to generate fee income without tying up significant amounts of its capital. On the other hand, the traditional method of placing deposits, whereby income is generated on the spread between deposits and return on investments, requires significant amounts of capital, which will hinder growth.

The Company also conducts proprietary investing activities, which consist of the Company using its own resources and expertise to invest for its own account. These activities concentrate on the identification and acquisition of control of undervalued assets and the development and realization of the full potential thereof. The Company invests globally with the objective of maximizing total return measured through both long-term appreciation and recognized gains.

The Company has established a solid foundation for its financial services business and looks forward to continued growth in 1999.


                                                Respectfully submitted,

                                                M.J. Smith
August 1999                                     President

                               MFC BANCORP LTD.


                       CONSOLIDATED FINANCIAL STATEMENTS

                    FOR THE SIX MONTHS ENDED JUNE 30, 1999
                                 (Unaudited)

                               MFC BANCORP LTD.

                         CONSOLIDATED BALANCE SHEETS
                                 (Unaudited)
                            (dollars in thousands)

                                                            June 30,
                                   June 30, 1999   --------------------------
                                 ----------------      1999          1998
                                  (U.S. Dollars)   ------------  ------------
                                 Information Only      (Canadian Dollars)
ASSETS
Cash and cash equivalents          $     26,120    $     38,449  $     46,045
Securities                               58,103          85,528        68,819
Loans                                    48,421          71,275        38,575
Receivables                              23,556          34,675        37,270
Property held for sale                    3,640           5,358         5,980
Notes receivable                              -               -         2,438
Excess cost of net assets
  acquired                               12,211          17,974        18,341
Premises and equipment                    1,749           2,575         2,626
Prepaid and other                         2,338           3,441         6,159
                                   ------------    ------------  ------------
                                   $    176,138    $    259,275  $    226,253
                                   ============    ============  ============

LIABILITIES AND SHAREHOLDERS'
  EQUITY
Deposits                           $     33,624    $     49,494  $     14,181
Accounts payable and accrued
  expenses                                8,178          12,038        35,845
Debt                                     27,073          39,851        45,047
                                   ------------    ------------  ------------
                                         68,875         101,383        95,073

Minority interest                         1,563           2,300         2,523

Shareholders' equity:
  Common stock                           44,637          65,706        65,632
  Cumulative translation
    adjustment                             (451)           (663)        1,233
  Retained earnings                      61,514          90,549        61,792
                                   ------------    ------------  ------------
                                        105,700         155,592       128,657
                                   ------------    ------------  ------------
                                   $    176,138    $    259,275  $    226,253
                                   ============    ============  ============

  The accompanying notes are an integral part of these financial statements.

                               MFC BANCORP LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                For the Six Months Ended June 30, 1999 and 1998
                                 (Unaudited)
                (dollars in thousands except per share amounts)

                                                            June 30,
                                   June 30, 1999   --------------------------
                                 ----------------      1999          1998
                                  (U.S. Dollars)   ------------  ------------
                                 Information Only      (Canadian Dollars)
Financial services revenue         $     33,101    $     49,390  $     53,895

Expenses
  Financial services                     17,484          26,088        25,992
  General and administrative              5,730           8,549        11,819
  Interest                                1,498           2,235         2,274
                                   ------------    ------------  ------------
                                         24,712          36,872        40,085
                                   ------------    ------------  ------------

Income before income taxes                8,389          12,518        13,810
Provision for income taxes                 (129)           (192)         (242)
                                   ------------    ------------  ------------
                                          8,260          12,326        13,568
Minority interest                             5               8           244
                                   ------------    ------------  ------------
Net income                         $      8,265    $     12,334  $     13,812
                                   ============    ============  ============

Earnings per share:
  Basic                            $       0.68    $       1.02  $       1.12
                                   ============    ============  ============
  Fully diluted                    $       0.62    $       0.92  $       1.03
                                   ============    ============  ============

Weighted average number of shares
  outstanding (in thousands)             15,276          15,276        14,367
                                   ============    ============  ============

Dividends paid on:
  Common shares                    $          -    $          -  $        369
                                   ============    ============  ============
  Preferred shares                 $          -    $          -  $          -
                                   ============    ============  ============

  The accompanying notes are an integral part of these financial statements.

                               MFC BANCORP LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               For the Three Months Ended June 30, 1999 and 1998
                                 (Unaudited)
                (dollars in thousands except per share amounts)

                                                            June 30,
                                   June 30, 1999   --------------------------
                                 ----------------      1999          1998
                                  (U.S. Dollars)   ------------  ------------
                                 Information Only      (Canadian Dollars)
Financial services revenue         $     17,577    $     25,929  $     21,100

Expenses
  Financial services                      9,145          13,485         7,173
  General and administrative              2,729           4,014         6,119
  Interest                                  740           1,090         1,040
                                   ------------    ------------  ------------
                                         12,614          18,589        14,332
                                   ------------    ------------  ------------

Income before income taxes                4,963           7,340         6,768
Provision for income taxes                  (65)            (96)         (144)
                                   ------------    ------------  ------------
                                          4,898           7,244         6,624
Minority interest                            12              18           228
                                   ------------    ------------  ------------
Net income                         $      4,910    $      7,262  $      6,852
                                   ============    ============  ============

Earnings per share:
  Basic                            $       0.41    $       0.60  $       0.56
                                   ============    ============  ============
  Fully diluted                    $       0.36    $       0.53  $       0.51
                                   ============    ============  ============

Weighted average number of shares
  outstanding (in thousands)             15,276          15,276        14,776
                                   ============    ============  ============

Dividends paid on:
  Common shares                    $          -    $          -  $        369
                                   ============    ============  ============
  Preferred shares                 $          -    $          -  $          -
                                   ============    ============  ============

  The accompanying notes are an integral part of these financial statements.

                               MFC BANCORP LTD.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
               For the Six Months Ended June 30, 1999 and 1998
                                 (Unaudited)
                            (dollars in thousands)

                                                            June 30,
                                                   --------------------------
                                                       1999          1998
                                                   ------------  ------------
Inflow (outflow) of cash and cash equivalents
  related to the following activities:
Operating
  Net income                                       $     12,334  $     13,812
  Adjustments to reconcile net income to
    net cash (used in) provided by operating
    activities:
      Items not affecting cash
        Depreciation and amortization                     1,030           825
        Gain on debt                                          -        (7,689)

  Changes in current assets and liabilities
    (Increase) decrease in securities                   (11,662)        6,890
    Increase in receivables                              (4,456)      (17,676)
    Decrease in properties held for sale                     60           539
    (Decrease) increase in accounts payable
      and accrued expenses                               (4,401)        6,938
    Other                                                 2,234          (614)
                                                   ------------  ------------
                                                         (4,861)        3,025
Financing
  Net increase (decrease) in deposits                    31,210       (16,652)
  Debt repayments                                          (116)          (21)
  Borrowings                                                  -        17,207
  Issuance of shares, net                                     -        (4,736)
  Dividends paid                                              -          (369)
  Other                                                     (41)          (39)
                                                   ------------  ------------
                                                         31,053        (4,610)
Investing
  Net (increase) decrease in loans                      (21,400)        5,775
  Purchases of subsidiaries, net of
    cash acquired                                          (280)         (370)
  Other                                                    (467)          (55)
                                                   ------------  ------------
                                                        (22,147)        5,350

Exchange rate effect on cash and
  cash equivalents                                       (4,467)           58
                                                   ------------  ------------
(Decrease) increase in cash and
  cash equivalents                                         (422)        3,823
Cash and cash equivalents, beginning
  of period                                              38,871        42,222
                                                   ------------  ------------
Cash and cash equivalents, end
  of period                                        $     38,449  $     46,045
                                                   ============  ============

  The accompanying notes are an integral part of these financial statements.

                               MFC BANCORP LTD.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1999
                                 (Unaudited)

NOTE 1.  Basis of Presentation
         ---------------------

The consolidated financial statements contained herein include the accounts of MFC Bancorp Ltd. and its subsidiaries (the "Company").

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report on Form 20-F. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Certain reclassifications have been made to the prior period financial statements to conform with the current period presentation.

NOTE 2.  Nature of Business
         ------------------

The Company is in the financial services business and its principal activities focus on private and investment banking.

NOTE 3.  Earnings Per Share
         ------------------

Basic earnings per share is computed on the weighted average number of shares outstanding during the period. For the calculation of fully diluted earnings per share, under Canadian generally accepted accounting principles, options are deemed to be exercised at the date of grant and convertible securities are deemed to be converted at the date of issuance.

Under U.S. generally accepted accounting principles, options affect diluted earnings per share when "in-the-money."

NOTE 4.  Reporting Currency
         ------------------

The Company reports its results in Canadian dollars. Certain amounts herein have also been reported in U.S. dollars for reference purposes. Amounts reported in U.S. dollars have been translated from Canadian dollars at a rate of U.S.$1.00 = Canadian $1.4720 for period end purposes and U.S.$1.00 = Canadian $1.4921 for the six months ended June 30, 1999.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of the Company for the six months ended June 30, 1999 should be read in conjunction with the consolidated financial statements and related notes included elsewhere herein. In this document, unless the context otherwise requires, the "Company" refers to MFC Bancorp Ltd. and its subsidiaries and all references to monetary amounts are in Canadian dollars unless otherwise indicated. Selected financial data has also been provided in U.S. dollars for information purposes using an exchange rate of one U.S. dollar being equal to Canadian $1.4720 for the current period and Canadian $1.4716 for the comparative period of 1998.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

RESULTS OF OPERATIONS - Six Months Ended June 30, 1999
                        ------------------------------

In the six months ended June 30, 1999, revenues decreased to $49.4 million from $53.9 million in the comparable period of 1998, primarily due to reduced activities. Expenses decreased to $36.9 million in the six months ended June 30, 1999 from $40.1 million in the comparable period of 1998, primarily as a result of lower general and administrative expenses. General and administrative expenses decreased to $8.5 million in the six months ended June 30, 1999 from $11.8 million in the comparable period of 1998, primarily due to the consolidation and streamlining of operations. Interest expense decreased marginally to $2.2 million in the six months ended June 30, 1999 from $2.3 million in the comparable period of 1998.

In the six months ended June 30, 1999, net earnings were $12.3 million or $1.02 per share on a basic basis ($0.92 per share on a fully diluted basis). In the six months ended June 30, 1998, net earnings were $13.8 million or $1.12 per share on a basic basis ($1.03 per share on a fully diluted basis).

RESULTS OF OPERATIONS - Three Months Ended June 30, 1999
                        --------------------------------

In the second quarter of 1999, revenues increased to $25.9 million from $21.1 million in the comparable period of 1998, primarily due to increased sales of securities. Expenses increased to $18.6 million in the quarter ended June 30, 1999 from $14.3 million in the comparable period of 1998, primarily as a result of higher revenues. General and administrative expenses decreased to $4.0 million in the quarter ended June 30, 1999 from $6.1 million in the comparable period of 1998, primarily due to the consolidation and streamlining of operations. Interest expense increased marginally to $1.1 million in the quarter ended June 30, 1999 from $1.0 million in the comparable period of 1998.

In the quarter ended June 30, 1999, net earnings were $7.3 million or $0.60 per share on a basic basis ($0.53 per share on a fully diluted basis). In the quarter ended June 30, 1998, net earnings were $6.9 million or $0.56 per share on a basic basis ($0.51 per share on a fully diluted basis).

LIQUIDITY AND CAPITAL RESOURCES

The following table is a summary of selected financial information concerning the Company for the periods indicated:

                                   U.S. Dollars           Canadian Dollars
                              ----------------------   ----------------------
                                     June 30,                 June 30,
                              ----------------------   ----------------------
                                 1999        1998         1999        1998
                              ----------  ----------   ----------  ----------
                                  (in thousands)           (in thousands)
                                 Information Only
Cash and cash equivalents     $   26,120  $   31,289   $   38,449  $   46,045
Securities                        58,103      46,765       85,528      68,819
Total assets                     176,138     153,746      259,275     226,253
Debt                              27,073      30,611       39,851      45,047
Shareholders' equity             105,700      87,426      155,592     128,657

The Company maintains a high level of liquidity, with a substantial amount of assets held in cash and cash equivalents, highly liquid marketable securities and customer loans collateralized by marketable securities. The highly liquid nature of these assets provides the Company with flexibility in managing its business and financing. This liquidity is used by the Company in client related services where the Company acts as a financial intermediary for third parties and in the Company's own proprietary investing activities.

At June 30, 1999, the Company's cash and cash equivalents were $38.4 million, compared to $46.0 million in the comparable period of 1998. At June 30, 1999, the Company had securities of $85.5 million, compared to $68.8 million in the comparable period of 1998.

Operating Activities
--------------------

Operating activities used cash of $4.9 million in the six months ended June 30, 1999, compared to providing cash of $3.0 million in the comparable period of 1998. In the six months ended June 30, 1999, an increase in receivables used cash of $4.5 million, compared to $17.7 million in the comparable period of 1998, primarily as a result of securities trading activities. A decrease in accounts payable and accrued expenses used cash of $4.4 million in the six months ended June 30, 1999, compared to an increase in same providing cash of $6.9 million in the comparable period of 1998. Net purchases of securities used cash of $11.7 million in the current period, compared to net sales of securities providing cash of $6.9 million in the comparable period of 1998. The Company expects to generate sufficient cash flow from operations to meet its working capital requirements.

Investing Activities
--------------------

Investing activities in the six months ended June 30, 1999 used cash of $22.1 million, compared to providing cash of $5.4 million in the comparable period of 1998, primarily as a result of an increase in loans for customers' securities trading accounts during the current period.

Financing Activities
--------------------

Financing activities provided cash of $31.1 million in the six months ended June 30, 1999, compared to using cash of $4.6 million in the comparable period of 1998, primarily as a result of a net increase in deposits for customers' securities trading accounts during the current period.

The devaluation of the Swiss franc relative to the Canadian dollar by approximately 15.1% over the period resulted in an unrealized foreign exchange translation loss of $4.5 million on cash and cash equivalents, which is included as shareholder's equity in the Company's balance sheet and does not affect the net earnings of the Company.

The Company continues to explore potential acquisition opportunities as a means of expanding its business. Such opportunities may involve acquisitions which are material in size and may require the raising of additional capital.

Year 2000
---------

Many of the world's computer systems currently record years in two-digit format. If not addressed, these computer systems may be unable to properly interpret dates beyond the year 1999, which could lead to business disruptions and is commonly referred to as the "Year 2000" issue. The Company has conducted a comprehensive review and testing of all significant applications that may require modification to ensure Year 2000 compliance.

The Company's systems have been determined to be Year 2000 compliant. The Company's Year 2000 testing has been audited and confirmed by a third-party auditor. The Company is in the process of finalizing a contingency action plan in the event of non-compliance on January 1, 2000, which is expected to be completed in the third quarter of 1999.

In addition, the Company is closely monitoring the Year 2000 compliance status of its most critical business relationships with customers and other counterparties. The Company surveys and communicates with counterparties, intermediaries and vendors with whom it has important financial and operational relationships to determine the extent to which they are vulnerable to the Year 2000 issue.

There are a number of risks associated with the Year 2000 issue, including the failure of the Company's computer and non-information technology systems.
Such failures could have a material adverse effect on the Company and could result in system malfunctions, incorrect or incomplete transaction processing and the inability to reconcile financial records and trading positions and balances with counterparties. Further, even if the Company addresses all of its Year 2000 issues, it can be adversely affected by failures of third parties to address their own Year 2000 issues. The failure of third parties, with whom the Company has financial operational relationships, to remediate their computer and non-information technology systems in a timely matter could result in a material adverse effect to the Company, including through business interruptions or shutdown or financial losses.

Based upon its current information, management of the company has determined that the Year 2000 issue will not pose significant operational problems for its computers. The total cost to the Company of Year 2000 compliance activities has not been and is not currently anticipated to be material to its financial position or results of operations in any given year. The costs and the dates on which the Company plans to complete Year 2000 modification and testing are based on management's best estimates, which were derived utilizing numerous assumptions of future events. The Company's expectations are based on the assumption that there will be no general failure of external, local or international systems (such as power, communication systems, securities exchanges, central banks and various governmental regulatory bodies) necessary for the ordinary conduct of business. However, there can be no assurance that these estimates will be achieved and actual results could differ materially from those anticipated.

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant        MFC BANCORP LTD.
           ------------------------------

By              /s/ Michael J. Smith
           ------------------------------
           MICHAEL J. SMITH, PRESIDENT

Date              August 30, 1999
           ------------------------------